NovaCopper Inc.
(an exploration-stage company)

Interim Consolidated Financial Statements
May 31, 2012
Unaudited
(expressed in US dollars)

NovaCopper Inc.	2
Q2 2012

Consolidated Balance Sheets
(unaudited)

in thousands of dollars
	May 31, 2012	November 30, 2011
	$	$
Assets
Current assets
Cash and cash equivalents	38,696	1
Accounts receivable	122	-
Deposits and prepaid amounts	699	96
	39,517	97

Plant and equipment (note 3)	2,094	1,128
Mineral properties and development costs (note 4)	30,547	30,547
	72,158	31,772
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,708	126
Due to related parties (note 5)	244	395
	1,952	521
Shareholders’ equity
Share capital (note 6)	92,137	27,280
Contributed surplus (note 6(a))	12,180	36,281
Contributed surplus – stock-based compensation (note 6(b))	8,817	-
Deficit	(42,928)	(32,310)
	70,206	31,251
	72,158	31,772

Nature of operations, structure, and plan of arrangement (note 1)

(See accompanying notes to the interim consolidated financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ Terry Krepiakevich, Director

Approved on behalf of the Board of Directors

NovaCopper Inc.	3
Q2 2012

Consolidated Statements of Loss, Comprehensive Loss and Deficit
(unaudited)

in thousands of dollars, except share and per share amounts
	For the three months ended		For the six months ended		Cumulative
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011	during
	$	$	$	$	exploration
					stage
					$
Expenses
Amortization	168	53	286	57	569
Corporate development	56	38	57	51	229
Foreign exchange loss	16	-	14	-	14
General and administrative	727	14	752	15	2,881
Mineral properties expense (note 4(c))	2,421	2,433	3,058	2,778	30,094
Professional fees	143	8	144	9	255
Salaries	738	-	822	-	871
Salaries – stock-based compensation	5,494	-	5,494	-	5,494
Total expenses	9,763	2,546	10,627	2,910	40,407
Other items
Accretion expense (note 4(a))	-	208	-	488	2,530
Interest income	(10)	-	(9)	-	(9)
Loss and comprehensive loss for the period	9,753	2,754	10,618	3,398	42,928
Deficit – beginning of period	(33,175)	(21,618)	(32,310)	(20,974)	-
Deficit – end of period	(42,928)	(24,372)	(42,928)	(24,372)	(42,928)
Basic and diluted loss per common share	$0.62	$74,432	$1.34	$178,842
Weighted average number of common shares outstanding	15,720, 171	37	7,946,559	19

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	4
Q2 2012

Consolidated Statements of Changes in Shareholders’ Equity
For the six month periods ended
(unaudited)

in thousands of dollars, except share amounts
		May 31, 2012
	Number of shares	Ascribed value
		$
Share capital
Balance – beginning of period	200	27,280
Issued pursuant to Plan of Arrangement	46,577,878	64,496
Issued pursuant to an employment agreement	76,005	316
Issued on exercise of options	7,162	45
Balance – end of period	46,661,245	92,137
Contributed surplus
Balance – beginning of period		36,281
Funding provided and expenses paid by NovaGold Resources Inc.		43,763
Transfer to share capital on completion of Plan of Arrangement		(64,496)
Transfer to contributed surplus – stock-based compensation		(3,368)
Balance – end of period		12,180
Contributed surplus – stock-based compensation
Balance – beginning of period		-
Transfer from contributed surplus on completion of Plan of Arrangement		3,368
Vesting of stock option grants		5,494
Exercise of options		(45)
Balance – end of period		8,817
Deficit
Balance – beginning of period		(32,310)
Loss for the period		(10,618)
Balance – end of period		(42,928)
Total shareholders’ equity		70,206

in thousands of dollars, except share amounts
		May 31, 2011
	Number of shares	Ascribed value
		$
Share capital
Balance – beginning of period	-	-
Issued pursuant to incorporation	100	-
Balance – end of period	100	-
Contributed surplus
Balance – beginning of period		24,270
Stock-based compensation		146
Funding provided and expenses paid by NovaGold Resources Inc.		16,186
Balance – end of period		40,602
Deficit
Balance – beginning of period		(20,974)
Loss for the period		(3,398)
Balance – end of period		(24,372)
Total shareholder’s equity		16,230

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	5
Q2 2012

Consolidated Statements of Cash Flows
(unaudited)

			in thousands of dollars
	For the three months ended		For the six months ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011	Cumulative
	$	$	$	$	during
					exploration
					stage
					$
Cash flows used in operating activities
Loss for the period	(9,753)	(2,754)	(10,618)	(3,398)	(42,928)
Items not affecting cash
Amortization	168	53	286	57	589
Accretion	-	208	-	488	2,530
Issuance of shares as	316	-	316	-	316
compensation
Stock-based compensation	5,494	34	5,494	147	6,606
Net change in non-cash working
capital
Increase in accounts receivable	(122)	-	(122)	-	(122)
Increase in deposits and prepaid amounts	(432)	(83)	(603)	(240)	(685)
Increase (decrease) in accounts payable and accrued liabilities	1,763	60	1,374	(45)	1,816
	(2,566)	(2,482)	(3,873)	(2,991)	(31,878)
Cash flows from financing activities
Funding provided by NovaGold on the completion of the Plan of Arrangement	40,000	-	40,000	-	40,000
Funding provided and expenses paid by NovaGold	2,161	3,641	3,763	16,186	61,256
Repayment of notes payable	-	-	-	(12,000)	(24,000)
	42,161	3,641	43,763	4,186	77,256
Cash flows used in investing activities
Acquisition of plant & equipment	(1,195)	(1,159)	(1,195)	(1,195)	(2,606)
Acquisition of mineral properties	-	-	-	-	(4,076)
	(1,195)	(1,159)	(1,195)	(1,195)	(6,682)
Increase in cash and cash equivalents	38,400	-	38,695	-	38,696
Cash and cash equivalents – beginning of period	296	-	1	-	-
Cash and cash equivalents – end of period	38,696	-	38,696	-	38,696

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	6
Q2 2012

Notes to the Interim Consolidated Financial Statements

1    Nature of operations, structure, and plan of arrangement

NovaCopper Inc. (“NovaCopper”) was incorporated in British Columbia under the Business Corporations Act (BC) on April 27, 2011. The Company is engaged in the exploration and development of mineral properties including the Ambler Project located in Northwest Alaska.

In April 2012, NovaCopper Inc. was listed on the Toronto Stock Exchange and the NYSE-MKT (previously NYSE-AMEX) under the symbol “NCQ” following a positive vote from the shareholders of NovaGold Resources Inc. (“NovaGold”) to distribute the shares of NovaCopper, a wholly owned subsidiary, to the shareholders of NovaGold as a return of capital by way of a Plan of Arrangement (the “Plan of Arrangement”).

Structure and plan of arrangement

The Ambler Project (the “Project”) comprises a copper-zinc-lead-gold-silver exploration property located in the United States of America (“US”), including the Ambler property and the Bornite property. On January 11, 2010, Alaska Gold Company (“AGC”), a wholly owned subsidiary of NovaGold, purchased 100% of the Ambler property for consideration of $29 million. The Ambler property was acquired on October 17, 2011 by NovaCopper US Inc. (“NovaCopper US”) through a purchase and sale agreement with AGC. NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America with a portfolio of mineral properties located principally in Alaska and British Columbia. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper, a wholly owned subsidiary of NovaGold, in exchange for shares of NovaCopper.

On October 19, 2011, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA Regional Corporation, Inc. (“NANA”) through the Alaska Native Claims Settlement Act (“ANCSA”) located adjacent to the Ambler property.

Where applicable, these consolidated financial statements reflect the balance sheet, statements of loss, comprehensive loss and deficit and cash flows of the Project as if NovaCopper had been an independent operation from the inception of the Project. The statements of loss, comprehensive loss and deficit for the three and six months ended May 31, 2011 include direct general and administrative and exploration costs of the Project and an allocation of NovaGold’s general and administrative costs incurred in each of these periods. NovaGold has historically provided corporate services to the Project, including executive oversight, information technology, technical expertise, accounting, tax, treasury, human resources and other services. The allocation of general and administrative costs to the Project was calculated on the basis of time committed by NovaGold staff to AGC and the ratio of expenses incurred on the Project in each period presented as compared to all costs incurred by AGC in these periods.

The Project’s opening deficit has been calculated by applying the same allocation principles described above to the cumulative transactions relating to the project from the date of its initial option in 2004 and includes an allocation of NovaGold’s general and administrative expenses from the date of acquisition. All historical spending prior to April 30, 2012 was funded by NovaGold.

2    Significant accounting policies

Basis of presentation

These interim consolidated financial statements have been prepared using accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of NovaCopper Inc. and its subsidiary, NovaCopper US Inc. All significant intercompany transactions are eliminated on consolidation. These financial statements were approved by the Audit Committee on behalf of the Board of Directors for issue on July 5, 2012.

These interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for complete financial statements, and should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2011.

All figures are in United States dollars unless otherwise noted.

NovaCopper Inc.	7
Q2 2012

Notes to the Interim Consolidated Financial Statements

Change in accounting principles

Previously, the Company prepared its annual and interim consolidated financial statements using accounting principles generally accepted in Canada (“Canadian GAAP”). As described in note 10 of the Company’s annual financial statements for the year ended November 30, 2011, there were no measurement differences between Canadian GAAP and U.S. GAAP. As of December 1, 2011, the Company changed its accounting principles to U.S. GAAP retrospectively.

These financial statements include the historical assets, liabilities and expenses directly related to the Project and allocations of NovaGold’s general and administrative expenses, as described in note 1, to present the financial position, results of operations and cash flows of the Project on a standalone basis. The consolidated financial statements have been presented under the continuity of interest basis of accounting whereby the amounts are based on the amounts recorded by NovaGold.

The interim consolidated financial statements may not necessarily reflect the financial position, results of operations and changes in cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity for the periods presented.

Cash and cash equivalents

Cash and cash equivalents comprise of highly liquid investments maturing less than 90 days from date of initial investment. Cash and cash equivalents are designated as loans and receivables.

Plant and equipment

Plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization is calculated on a straight-line basis over the respective assets’ estimated useful lives. Amortization periods by asset class are:

Computer hardware and software	3 years
Machinery and equipment	3 years
Office furniture and equipment	5 years
Vehicles	3 years

Mineral properties and development costs

All direct costs related to the acquisition of mineral property interests are capitalized. Mineral property exploration expenditures are expensed when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed in accordance with Industry Guide 7, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production using the unit of production method over the estimated life of proven and probable reserves.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify the mineral property in which it has an interest. Although Management has made efforts to ensure that legal title to its property is properly recorded, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

Management assesses the possibility of impairment in the carrying value of its long-lived assets whenever events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect Management’s estimates.

NovaCopper Inc.	8
Q2 2012

Notes to the Interim Consolidated Financial Statements

Income taxes

The liability method of accounting for income taxes is used and is based on differences between the accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted income tax rates expected to be in effect for the period in which the differences are expected to reverse. Deferred income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Uncertainty in income tax positions

The Company recognizes tax benefits from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the taxing authorities. Related interest and penalties, if any, are recorded as tax expense in the tax provision.

Financial instruments

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, Management uses readily observable market inputs where available or, where not available, inputs generated by Management. Changes in fair value of held-for-trading financial instruments are recorded in income or loss for the period. The Company has no held-for-trading financial assets or liabilities.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost. The Company has no available-for-sale financial assets.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. Loans and receivables consist of cash and cash equivalents, and deposits.

Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Other financial liabilities include accounts payable and accrued liabilities, and due to related parties.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rate in effect at the time of transactions. Exchange gains or losses arising on translation are included in income or loss for the period.

The Company’s functional and reporting currency is the United States dollar.

NovaCopper Inc.	9
Q2 2012

Notes to the Interim Consolidated Financial Statements

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the period. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding convertible securities has not been included in this calculation as it would be anti-dilutive.

Stock-based compensation

Compensation expense for options granted to employees, directors and certain service providers is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the expected life of the option. The cost is recognized using the graded attribution method over the vesting period of the respective options. The expense relating to the fair value of stock options is included in expenses and is credited to contributed surplus.

Use of estimates and measurement uncertainties

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties and income taxes. Actual results could differ materially from those reported.

Recent accounting pronouncements

i.	Share-based payments and exercise price

The Financial Accounting Standards Board (“FASB”) issued accounting standard update (“ASU”) to Topic 718 which provides guidance on whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades should be classified as a liability when the exercise price is not denominated in either a foreign operation’s functional currency or the currency in which an employee’s pay is denominated. The guidance clarifies that if a share-based payment award with an exercise price denominated in a currency of a market in which a substantial portion of the entity’s equity securities trade, it would not be considered to contain a condition that is not a market, performance or service condition that would require classification as a liability if it otherwise qualifies for equity classification. This guidance is effective for interim and annual periods beginning after December 15, 2010 and is effective for the Company beginning December 1, 2011. Adoption of this guidance had no impact on the Company’s interim consolidated financial statements.

ii.	Presentation of comprehensive income

In June 2011, the FASB issued an update to Topic 220, “Presentation of Comprehensive Income”. This ASU provides that an entity that reports items of other comprehensive income has the option to present comprehensive income in either 1) a single statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income; or 2) a two-statement approach which presents the components of net income and total net income in a first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity was eliminated. The guidance will be applied retrospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is permitted. The Company has elected to early adopt the guidance effective December 1, 2011. The Company’s current one-statement approach resulted in no impact to presentation.

NovaCopper Inc.	10
Q2 2012

Notes to the Interim Consolidated Financial Statements

iii.	Comprehensive income

In December 2011, the FASB issued “Comprehensive Income – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers changes in Update 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (year ending November 30, 2013 for the Company). We do not expect the adoption of ASU 2011-12 to have a material impact on our results of operations, financial condition, or cash flows.

3    Plant and equipment

			May 31, 2012
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Machinery and equipment	2,475	(552)	1,923
Vehicles	228	(61)	167
Computer hardware	31	(27)	4
	2,734	(640)	2,094

			in thousands of dollars
			November 30, 2011
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Machinery and equipment	1,379	(279)	1,100
Vehicles	72	(49)	23
Computer hardware	31	(26)	5
	1,482	(354)	1,128

4    Mineral properties and development costs

			in thousands of dollars
	November 30, 2011	Acquisition costs	May 31, 2012
	$	$	$
Ambler property (a)	26,547	-	26,547
Bornite property (b)	4,000	-	4,000
	30,547	-	30,547

			in thousands of dollars
	November 30, 2010	Acquisition costs	November 30, 2011
	$	$	$
Ambler property (a)	26,547	-	26,547
Bornite property (b)	-	4,000	4,000
	26,547	4,000	30,547

(a)	Ambler property

On January 11, 2010, NovaGold, through its wholly-owned subsidiary AGC, purchased 100% of the Ambler property in Northwest Alaska, which hosts the copper-zinc-lead-gold-silver Arctic deposit. As consideration, NovaGold, issued 931,098 shares with a fair value of $5.0 million and agreed to make cash payments to the vendor of $12.0 million each in January 2011 and January 2012, respectively, for total consideration of $29.0 million. The fair value of these cash payments were $11.1 million and $10.3 million, respectively, at the transaction date valued using a discount rate of approximately 8%. The January 2011 payment was made by NovaGold on January 7, 2011 and the January 2012 payment was made by NovaGold in advance on August 5, 2011. Total fair value of the consideration was $26.5 million, including transaction costs associated with the acquisition of $0.1 million. The vendor retained a 1% net smelter return royalty that the owner of the property can purchase at any time for a one-time payment of $10.0 million.

NovaCopper Inc.	11
Q2 2012

Notes to the Interim Consolidated Financial Statements

The Project recognized accretion expense of $nil for the three and six months ended May 31, 2012, $0.2 million for the three months ended May 31, 2011 and $0.5 million for the six months ended May 31, 2011.

Prior to the acquisition in 2010, NovaGold held an option to earn a 51% interest in the property which was terminated upon entering into the purchase and sale agreement.

As discussed in note 1, the property was acquired on October 17, 2011 by NovaCopper US through a purchase and sale agreement with AGC.

(b)	Bornite property

On October 19, 2011, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA through the ANCSA, located adjacent to the Ambler property in Northwest Alaska. As consideration, NovaCopper US paid $4 million upon signing to acquire the right to explore and develop the combined Ambler district including NovaCopper US’ Ambler property through an Exploration Agreement and Option to Lease with NANA. Upon the decision to proceed with development of a mine on the lands, NANA maintains the right to purchase between a 16%-25% interest in the mine or retain a 15% net proceeds royalty. Should NANA elect to purchase an interest, consideration will be payable equal to the historical costs incurred on the properties at the elected percentage purchased less $40 million. The parties would form a joint venture and be responsible for all future costs based on their pro-rata share.

NANA would also be granted a net smelter return royalty between 1% and 2.5% upon the execution of a mining lease or a surface use agreement, the amount which is determined by the area of land production originates from.

(c)	Mineral properties expense

The following table summarizes mineral properties expense for the three and six months ended May 31, 2012 and 2011.

			in thousands of dollars
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
	$	$	$	$
Community	73	-	93	-
Drilling	378	75	378	75
Engineering	103	209	282	233
Environmental	44	-	68	-
Geochemistry and geophysics	13	-	47	1
Land and permitting	4	-	18	-
Project support	1,086	1,423	1,126	1,428
Stock-based compensation	-	33	-	147
Wages and benefits	720	693	1,046	894
Mineral property expense	2,421	2,433	3,058	2,778

Cumulative mineral properties expense from an initial earn-in agreement on the property in 2004 to May 31, 2012 is $30.1 million.

NovaCopper Inc.	12
Q2 2012

Notes to the Interim Consolidated Financial Statements

5    Related parties

Expenses to April 30, 2012 were funded by NovaGold and its affiliates. NovaGold is a related party with directors in common. During May 2012, NovaGold and its affiliates provided management and office services totaling $162,000 to the Company, including rent and a one-time set-up fee of $49,000 pursuant to a Services Agreement.

During the quarter ended May 31, 2012, the Company provided exploration and management services in the amount of $7,000 to NovaGold under the Services Agreement.

The Company had accounts receivable of $24,000 at May 31, 2012 due from NovaGold Resources Inc. (“NovaGold”). The Company had payables due to related parties of $244,000 at May 31, 2012 and $395,000 at November 30, 2011 due to NovaGold Resources Inc. and its affiliates. The amount due at November 30, 2011 was capitalized as part of NovaGold’s funding of NovaCopper prior to the Effective Date of the Plan of Arrangement.

6    Share capital

Authorized:
     unlimited common shares, no par value

in thousands of dollars except share amounts
		May 31, 2012
	Number of shares	Ascribed value
		$
Balance – beginning of period	200	27,280
Issued pursuant to Plan of Arrangement	46,577,878	64,496
Issued pursuant to employment agreement	76,005	316
Issued on exercise of options	7,162	45
Balance – end of period, issued and outstanding	46,661,245	92,137

On March 28, 2012, the shareholders of NovaGold approved the Plan of Arrangement in which NovaGold would distribute its interest in NovaCopper to its shareholders on the basis that each shareholder would receive one share in NovaCopper for every six shares of NovaGold held on the record date. On April 30, 2012 (the “Effective Date”), the Plan of Arrangement became effective in which the Company distributed a total of 46,578,078 common shares, including shares held by NovaGold, to shareholders of record of NovaGold as at the close of business on April 27, 2012.

Concurrent with completion of the Plan of Arrangement, the Company issued 76,005 shares to the CEO as part of his employment agreement.

(a)    Commitment

Under the Plan of Arrangement, NovaCopper has committed to issue up to 6,181,352 common shares to satisfy holders of NovaGold warrants, performance share units (“PSUs”) and deferred shares units (“DSUs”) on record as of the close of business April 27, 2012 on the same basis as NovaGold shareholders under the Plan of Arrangement. The amount of $12.2 million recorded in contributed surplus represents a pro-rated amount of the historical NovaGold investment based on the fully diluted number of common shares at the time the Arrangement became effective. When a warrant is exercised or a unit becomes vested, NovaCopper has committed to deliver one common share to the holder for every six shares of NovaGold the holder is entitled to receive, round down to the nearest whole number.

As of the Effective Date, there were 36.5 million NovaGold warrants, 355,800 performance share units of which the NovaGold shares that may be issued vary between 0% and 150% of the number of PSUs granted, and 24,833 deferred share units outstanding.

NovaCopper Inc.	13
Q2 2012

Notes to the Interim Consolidated Financial Statements

(b)     Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost using the graded attribution method over the respective vesting period for the stock options.

Under the Plan of Arrangement, holders of NovaGold stock options received one option in NovaCopper for every six options held in NovaGold. The exercise price of the options in NovaCopper was determined based on the relative fair values of NovaCopper and NovaGold based on the volume weighted-average trading prices on the Toronto Stock Exchange for the five trading days commencing on the sixth trading day following the Effective Date. All other terms of the options remained the same. A total of 2,189,040 options to acquire NovaCopper shares were granted under the Arrangement.

The fair value of the stock options under the Plan of Arrangement has been estimated using an option pricing model. Assumptions used in the pricing models are as provided below.

Six months ended
May 31, 2012
Average risk-free interest rate	1.34-1.44%
Exercise price	CDN$0.55-10.67
Expected life	0.1-3.0 years
Expected volatility	50.5-61.3%
Expected dividends	Nil

For the period ended May 31, 2012, 25,000 options were exercised at a weighted average exercise price of CDN$2.32.

On the Effective Date, 950,000 incentive stock options were granted to certain of its employees and service providers exercisable for a period of five years at a price equal to the volume weighted-average trading price on the Toronto Stock Exchange for the five trading days commencing on the sixth trading day following the Effective Date, with one-third vesting immediately, one-third vesting on the first anniversary and one third vesting on the second anniversary. 2,850,000 incentive stock options were granted to officers on the same pricing and expiry terms as described above, with two-thirds vesting on the first anniversary and one third vesting on the second anniversary. An initial grant of 2,000,000 options to non-executive directors has been granted and vested on the Effective Date exercisable for a period of five years on the same pricing terms as described above.

The fair value of the stock options recognized in the period has been estimated using an option pricing model. Assumptions used in the pricing model for the period are as provided below.

Six months ended
May 31, 2012
Average risk-free interest rate	1.44%
Exercise price	CDN$3.11
Expected life	3.0 – 5.0 years
Expected volatility	60.6-101.32%
Expected dividends	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. As NovaCopper has no history of granting stock options prior to April 30, 2012, the Company considered historical information from NovaGold in estimating the expected life of the options granted during the period. Further, volatility was estimated based upon historical price observations of NovaGold over the expected term of the options.

NovaCopper Inc.	14
Q2 2012

Notes to the Interim Consolidated Financial Statements

For the period ended May 31, 2012, the Company granted 5,800,000 stock options at a weighted average fair value of $2.45 and recognized a share-based payments charge of $5.5 million for options granted to directors, employees and services providers, net of forfeitures.

As of May 31, 2012, there were 3,380,014 non-vested options outstanding with a weighted average exercise price of CDN$3.11 and 314,764 non-vested NovaGold arrangement options outstanding with a weighted average exercise price of CDN$5.77; the non-vested stock option expense not yet recognized was $9.0 million; and this expense is expected to be recognized over the next two years.

7    Management of capital risk

The Company relies upon Management to manage capital in order to accomplish the objectives of safeguarding the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and maintain a capital structure which optimizes the costs of capital at an acceptable risk (note 1). The Company’s current capital consists of share capital and equity funding received from its prior owner, NovaGold Resources Inc.

As the Company is currently in the exploration phase none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

To facilitate the management of its capital requirements, Management prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

8    Financial instruments

The Company is exposed to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and due to related parties. The fair value of accounts payable and accrued liabilities and due to related parties approximates their carrying value due to the short-term nature of their maturity.

Financial risk management

The Company’s activities expose them to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)    Currency risk

Currency risk is the risk of a fluctuation in financial asset and liability settlement amounts due to a change in foreign exchange rates. The Company operates in the United States and Canada with some expenses incurred in Canadian dollars. The Company’s exposure is limited to cash of CDN$1.1 million, accounts receivable of CDN$37,000 and accounts payable of CDN$392,000. Based on a 10% change in the US-Canadian exchange rate, assuming all other variables remain constant, the Company’s net loss would change by approximately $65,000.

(b)    Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company holds cash and cash equivalents with a Canadian Chartered financial institution which are composed of financial instruments issued by Canadian banks. The Company’s accounts receivable consist of HST receivable from the Federal Government of Canada, amounts due from related parties and receivables due for camp and management services provided to other parties. The Company’s exposure to credit risk is limited to the balance of cash and cash equivalents and accounts receivable as recorded in the financial statements.

NovaCopper Inc.	15
Q2 2012

Notes to the Interim Consolidated Financial Statements

(c)    Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties raising funds to meet its financial obligations as they fall due. The Company is in the exploration stage and does not have cash inflows from operations; therefore, the Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in notes 1 and 7 to the consolidated financial statements.

Contractually obligated cash flow requirements as at May 31, 2012 are as follows.

			in thousands of dollars
	Total	< 1 Year	1–2 Years	2–5 Years	Thereafter
	$	$	$	$	$
Accounts payable and accrued liabilities	1,708	1,708	-	-	-
Due to related parties	244	244
	1,952	1,952	-	-	-

(d)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds excess cash balances in money market funds which limits the risk of loss due to interest rate changes to $nil.

NovaCopper Inc.	16
Q2 2012